
VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

July 4, 2005


05009515

VIA FEDERAL EXPRESS



United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

JUL 07 2005

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
July 4, 2005

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Completes 3,500 Meter Winter 2005 Program at its Tower Mountain Gold property, NW Ontario – June 1, 2005
2. ValGold Purchases Advanced Garrison Gold Project, Kirkland Lake Area of Ontario – June 28, 2005

Financials

3. Interim Management Discussion and Analysis for the Three and Nine Months Ended April 30, 2005
4. Interim Financial Statements for April 30, 2005 and 2004.
5. Form 52-109FT2 – CFO Certification of Interim Filings During Transition Period
6. Form 52-109FT2 – CEO Certification of Interim Filings During Transition Period

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 1, 2005 Ticker Symbol: **VAL-TSX Venture**

VALGOLD COMPLETES 3,500 METER WINTER 2005 PROGRAM AT ITS TOWER MOUNTAIN GOLD PROPERTY, NW ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to report that its winter drill program for the Tower Mountain project has been completed and ValGold has received all assay results. This seventh drilling campaign was completed at the end of March 2005, and was focused on further defining the extent of gold mineralization at the U-V zone and the recently discovered 4/36 zone. Fourteen drill holes, numbered DDH05-37 to DDH05-50, totaling 3,523 meters (m) of core, were completed.

Highlights of the drilling include:

Drill Hole No.	Gold Zone	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 05-38	**4/36**	**16.5**	**24.0**	**7.5**	**24.6**	**5.00**	**0.15**
Including		**18.0**	**19.5**	**1.5**	**4.9**	**16.00**	**0.47**
And		**21.0**	**22.5**	**1.5**	**4.9**	**3.19**	**0.09**
DDH 05-40	**U-V**	**166.5**	**178.5**	**12.0**	**39.3**	**1.75**	**0.05**
Including		**166.5**	**168.0**	**1.5**	**4.9**	**9.45**	**0.28**
DDH 05-44	**U-V**	**103.5**	**124.5**	**21.0**	**68.9**	**0.77**	**0.02**
DDH 05-47	**U-V**	**232.5**	**234.0**	**1.5**	**4.9**	**4.43**	**0.13**
DDH 05-49	**U-V**	**225.0**	**226.5**	**1.5**	**4.9**	**6.59**	**0.19**

All of the holes intersected broad areas of alteration and mineralization. Many of the drill holes intersected multiple intervals of greater than 0.5 grams/tonne gold ("g/t Au"), confirming the extent and strength of the areas of gold mineralization. For example, DDH 05-49 averaged approximately 240 ppb (parts per billion) gold from 16.5m to 255.0m within which eight intersections returned assays of greater than 500 ppb Au over 1.5m or greater core length. An updated drill hole location plan and a table that summarizes the principal zones drilled within the Tower Mountain property are being made available on ValGold's website, www.valgold.com.

ValGold's exploration in the Matawin gold belt to date has centered on its Tower Mountain property. The property is situated immediately south of the Trans-Canada Highway approximately 40 kilometers west of Thunder Bay in northwestern Ontario. Since initiation of its exploration work in the fall of 2002, ValGold has completed 67 diamond drill holes within the Tower Mountain property, producing an aggregate of 16.6 kilometers of core.

Also, several trenches have exposed principal U-V zone and several other areas of prospective gold mineralization. One such prospective area, the new A-D zone, has returned significant drill intersections in four diamond drill holes to date (see ValGold news of January 18th 2005). The A-D zone occurs about 1,200m south east of the U-V mineralization.

The style of gold mineralization within the A-D zone consists of a low-grade, broad zone mineralized with disseminated pyrite and gold. Within the broad low-grade area are higher-grade intervals such as the 1.5m of core that returned a grade of 21.14 g/t Au (0.62 oz/t gold over 4.9 feet).

The new 4/36 zone was intersected near-surface in drill hole DDH04-36 that was collared approximately 450m southwest of the U-V zone. The 4/36 zone has a mineralization style that is bimodal and composed of a broad lower grade gold zone, occurring over significant widths with an associated high-grade section. In this instance, the 4/36 high-grade intersection returned an average assay of 50.03 g/t Au over a width of 1.5m (approximately 1.50 oz/t gold across 4.9 feet).

Mr. Tom Pollock, P.Geo., is ValGold's Vice President of Exploration and is the qualified person for the exploration and development of the Tower Mountain Project. Mr. Pollock will be responsible for all of the technical reporting in compliance with National Instrument 43-101, "Standard Disclosure for Mineral Projects".

For further information on the Company's gold and base metal projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Highlights of Tower Mountain Drill Programs To Date

Drill Program	Holes Drilled	Total # of Meters	Program's Top High Grade Intersection	Program's Top Low Grade Intersection
Fall 2002	DDH02-01 to 05	1,042	23.17 g/t Au/1.5 m in DDH02-2	1.05 g/t Au/73.5 m in DDH02-3
Spring 2003	DDH03-01 to 05	1,085	11.77 g/t Au/3.0 m in DDH03-2	1.01 g/t Au/22.5 m in DDH03-3
Fall 2003	DDH03-06 to 12	1,499	19.76 g/t Au/1.5m in DDH03-11	0.5 g/t Au/58.5 m in DDH03-8
Winter 2004	DDH04-01 to 10	2,601	160.0 g/t Au/1.5m in DDH04-6	1.76 g/t Au/84.0m in DDH04-9
Summer 2004	DDH-04-11 to 23	3,450	68.91 g/t Au/0.2m in DDH04-19	1.93 g/t Au/37.5m in DDH04-15
Fall 2004	DDH-04-24 to 36	3,418	50.03 g/t Au/1.5m in DDH04-36	0.94 g/t Au/106.5m in DDH04-31
Winter 2005	DDH-05-37 to 50	3,523	16.00 g/t Au/1.5m in DDH05-38	0.77 g/t Au/21.0m in DDH05-44
Totals	**67 Holes**	**16,618**		

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 28, 2005 Ticker Symbol: **VAL**-TSX Venture

VALGOLD PURCHASES ADVANCED GARRISON GOLD PROJECT, KIRKLAND LAKE AREA OF ONTARIO

ValGold Resources Ltd ("ValGold") is pleased to report that it has entered into an agreement to purchase an advanced gold exploration project, comprised of thirty-five patented claims in Garrison Township within the District of Cochrane, northern Ontario. The project was previously explored by Jonpol Explorations Ltd. ("Jonpol"). It is expected that the transaction will close on or before July 8, 2005.

The property is located 40 kilometers (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of Newmont Mining Corp's Holt-McDermott gold mine. Access to the property is by Ontario highway 101 that runs along the north boundary of the property.

Regional Geology

The Garrison property is situated within the central part of the Archean-age Abitibi Greenstone Belt of the Superior Province of the Canadian Shield. The geology of the Timmins-Kirkland Lake mining camp is well documented, as the camp is one of the most significant gold mining areas in the world. Rock types include Archean-age metamorphosed sedimentary, volcanic and intrusive units that form part of the Abitibi Greenstone Belt. The Abitibi belt is the largest greenstone belt within the shield, underlying an area that measures 765 km long by up to 200 km wide. Within the belt, all of the significant gold mines occur in the vicinity of major east to northeast trending structures such as the Destor Porcupine Fault Zone ("DPFZ") and the Cadillac-Larder Lake Fault. The DPFZ parallels the Abitibi belt and occurs as a major break or lineament.

Property Geology

At the Garrison site, the property is covered by glacial drift. Most of the geology is known through the logging of diamond drill core and the mapping of the underground workings. The local strike of the geology is approximately northeast with near vertical dips. Rock units are mainly composed of mafic to ultramafic volcanic rocks and clastic sediments. Two major structures strike across the property that are parallel with the regional geological trend; the DPFZ and the Munroe Fault Zone ("MFZ").

The gold mineralization occurs as either sulphide-rich bodies within the MFZ or in the clastic meta-sediments. The sulphide mineralization forms a series of five high-grade shoots that occur within the MFZ *at or near its north contact. A total of 199 drill holes have tested the zones over the 3.5km long* strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 4.5m (15 ft) in thickness and contain gold associated with albite+sericite+pyrite.

Previous Work

The first work known on the property included discovery of gold through diamond drilling as early as 1935. In 1983, Long Lac Mineral Exploration Ltd. and Kerr Addison Mines conducted additional drilling. During the period from 1985 to 1992 substantial work was completed, including surface drilling, underground development and metallurgical tests. The diamond drilling included approximately 75,365m (246,200 ft) of core drilling and 680m (2,210 ft) of percussion drilling.

The underground development consisted of the sinking of a 6.7m by 2.8m (22 ft by 9 ft) vertical shaft to a depth of 185m (605 ft). An additional 3,670m (11,970 ft) of diamond drilling were completed and metallurgical samples were extracted.

During the period from 1993 to 1998, further diamond drilling and geophysical surveys were completed. An advanced exploration program was undertaken where a section of the MFZ mineralization was developed from a 3.7m by 4.3m (12 ftx14 ft) decline excavated to the 146m (476 ft) level. Mineralized rock was removed from the JP Zone by drifting and benching on 6 levels. By March of 1997, 55,641 tons grading 0.243 oz/t were removed and shipped to the Noranda custom milling and smelter complex in Quebec. It is believed that declining gold prices and poor stock market conditions contributed to the cessation of work on the property at that time.

Gold Resources

The five gold zones within MFZ from west to east are the JD, JP, RP, Garrcon West and Garrcon East. In 1989, DDH Geomanagement Ltd. estimated the five zones contained gold mineralization to a depth of 300m (1,000 ft) of 513,800 tons at 0.28 oz opt gold over 11 feet width, at a cut-off grade of 0.15 opt gold, or 1,050,200 tons at 0.18 opt gold over a 10 feet width, at a cut-off of 0.08 opt gold. Other zones outside of the MFZ are the Garrcon North zone with 166,800 tons at 0.16 opt gold and the Garrcon Shaft/South zone with 102,800 tons at 0.18 opt gold. Most of the mineralized zones are open to below a depth of 300m (1,000 ft) and may also be open along strike.

It is important to note that the above estimates are historical and require recalculation in compliance with National Instrument 43-101, "Standards of Disclosure for Mineral Deposits". ValGold intends as part of its program to explore the Garrison property to digitally remodel the gold zones and to complete resource estimates in accordance with current engineering regulations.

Metallurgical tests have been conducted on the bulk samples removed from the JP zone. The sulphide-rich gold zone mineralization was found to be most suited to milling and sulphide concentration through flotation. Flotation concentrates contained 95% of the gold in the rougher concentrate which when cleaned could produce concentrates in the 4 to 8 opt gold range.

Work Program

Over the next several weeks, ValGold is planning to review all the historical information, re-log and possibly resample some of the drill core from previous operators. We also plan to digitize the drilling and underground data to confirm the historical estimated tonnages and to confirm the known drill targets. It is expected that the next surface drill program should be underway in the late summer or early fall of 2005.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the exploration and development of the Garrison Gold Project. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

For further information on the Company's gold and base metal projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

ValGold Resources Ltd.
Three and Nine Months Ended
April 30, 2005

1.1 Date

The effective date of this interim report is June 28, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the nine months ended April 30, 2005 ("fiscal 2005") was $1,087,047 or $0.05 per share compared to earnings of $1,435,929 or $0.08 per share in the nine months ended April 30, 2004 ("fiscal 2004").
- In fiscal 2004 ValGold sold 2,000,000 common shares in Northern Orion Resources Inc. ("Northern Orion") for a gain of $2,494,700, which resulted in earnings in fiscal 2004. There was no comparative income in fiscal 2005.
- During fiscal 2005, ValGold raised $491,200 in two flow-through private placements and through the exercise of stock options. During fiscal 2004, ValGold raised a total of $1,754,063 in three private placements completed in the period, and through the exercise of warrants and stock options.
- During fiscal 2005, cash used for operations was $1,077,617 compared to $1,065,482 in fiscal 2004. Expenditures on mineral property interests totalled $1,617,278 in fiscal 2005 compared to $1,245,213 in fiscal 2004. Expenditures were incurred on the following mineral properties in fiscal 2005: Tower Mountain - $1,029,754 (2004: $ 498,261), Hunter Mine - $124,452 (2004 - $57,355), Jinzhuang Project - $41,091 (2004 - $265,633), Manitoba Nickel Properties – $55,209 (2004 – expenditure of $368,787), the TCG Property - $224,542 (2004 - Nil), before a write-down of $224,542 and the Horseshoe Property - $43,179 (2004 - $66,493), before a write-down of $125,532.
- In fiscal 2004, ValGold invested $2,037,500 on the exercise of 1,050,000 warrants in Northern Orion to acquire 1,050,000 common shares. No comparative investment was made in fiscal 2005.

1.2.1 Tower Mountain Gold Project

Fiscal 2005 exploration expenditures on the Tower Mountain project included the following: assays and analysis - $75,358 (2004 - $34,333); drilling - $593,759 (2004 - $291,793); geological and geophysical - $296,132 (2004 - $113,633) and travel, site activities - $59,445 - (2004 - $29,780).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 3,875 acres (1,568 ha). The Company has terminated its option on the adjoining Bateman Lake claims and costs of $69,783 relating directly to the Bateman Lake claims were written off in fiscal 2005.

During Q3 2005, the Company completed drilling of an additional 14 holes on the property totalling 3,523 metres with the focus being to in-fill the U-V zone and to expand the 4/36 and A-D gold areas. Results were summarized in a news release in June 2005.

Drilling to date totals 16,618 meters of drilling in 67 holes, mainly on the U-V zones. The geology and assay results have been digitized for the preparation of a model of the mineralization. The modeling is the integral step leading to a resource calculation for tonnage and grade contained within the zones. In addition, the statistical evaluation of the zones can facilitate interpretation of the shape and attitude of potential resource blocks as may be related to structural controls, and may also indicate areas requiring more drilling.

The objectives of the 2005 Tower Mountain exploration program include:

1. 10,000m of diamond drilling (3,523m completed);
2. The completion of the initial resource estimation for the U-V zones (in process);
3. An evaluation of the metallurgical characteristics of and the potential recovery of gold from the U-V mineralization if results of #2 above prove encouraging;
4. The expansion of the dimensions and mineral potential of the 4/36 and A-D gold zones; and,
5. The development of new drill targets from the other surface occurrences of gold mineralization in and about the Tower Mountain porphyry complex.

1.2.2 Manitoba Nickel Properties

ValGold holds interests in three groups of claims: - Mineral Exploration License 229 ("MEL 229"), the Big Claims and the Stephens Lake Property. In August 2004, ValGold received a report from BHP Billiton Diamonds Inc. ("BHP Diamonds") describing the results from geophysical surveys over the Big Claims and Stephens Lake properties in Manitoba. BHP Diamonds reported that a large airborne magnetic survey was flown over the Big Claims and the Stephens Lake Project to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralization. Four coincident electromagnetic/magnetic targets have been identified (BEM001-004) and their depths range from 140 to 233 meters. BHP Diamonds has identified two geophysical targets on the Big Claims Property that will be tested by a minimum of 500m of NQ core. In addition, the program will involve a minimum of 1,000m of NQ diamond drilling in four, airborne geophysical targets on the Stephens Lake property. Drilling started in March 2005, and due to early warming, the initial drill hole had to be abandoned before it reached its target depth, and drilling on the properties will recommence in the winter of 2005-2006.

1.2.3 Hunter Gold Mine

During fiscal 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, we have

agreed to make total cash payments of $50,000 ($10,000 paid) and issue 325,000 common shares (110,000 issued) to the optionor over a five-year period. In addition to the above, we must incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. During fiscal 2005, 55,000 common shares with a value of $17,050 have been issued pursuant to the option agreements.

In fiscal 2005, expenditures included the following costs: assays and analysis - $14,309 (2004 - $Nil), drilling $55,656 (2004 - $Nil), geological and geophysical - $22,071 (2004 - $25,279), and site and travel costs - $4,981 (2004 - $5,808). Results of assays were released on November 18, 2004.

Future Plans

ValGold is considering a proposed program consisting of additional diamond drilling of up to 3,000m of coring and may plan such work for the winter of 2006.

1.2.4 Horseshoe, Patricia And High Grade Claims

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. We agreed to make total cash payments of $32,000 ($17,000 paid) and issue 100,000 common shares (65,000 issued) to the optionor over a 24-month period. After a review of the property and future work requirements and the Company's focus on exploration in Ontario, the property was returned to the optionors and $130,513 in exploration and acquisition costs was written off in Q3 2005.

1.2.5 Jinzhuang Tailings

In October 2003, ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings that are located at three sites are the product of over four hundred years of gold mining.

After receiving and confirming metallurgical results, we determined that the property did not meet our expectations and as a result, $289,977 in property acquisition and exploration expenditures was written off in the year ended July 31, 2004. An additional $41,091 of exploration costs incurred during the nine months ended April 30, 2005, has also been written off.

1.2.6 The Tongchanggou Copper-Gold Mine

In September 2004 ValGold entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau, under which ValGold could earn up to a 90% interest in the Tongchanggou copper-gold mine (the "TCG") located in the Qinghai Province, China.

ValGold completed sampling of the mineralized areas, approximately 20 line-kilometers of induced polarization surveys and diamond drilled two first exploratory holes. Assays of the drill core were reported in a news release dated January 14, 2005. Although ValGold believes that the property has exploration potential, the exploration projects in Ontario are the Company's main focus and as a result, we have returned the property to the optionors and have written off $185,898 in exploration and acquisition costs in Q3 2005, relating to the TCG property.

1.2.7 The Roy-Can Property

In Q3 2005, ValGold acquired an option on the Roy-Can property, located on the south shore of Lake Nipigon in the Black Sturgeon Lake Map Area approximately 120 kilometres north of Thunder Bay, Ontario. The Roy-Can claims were staked over a large gravity anomaly and consist of 43 staked claims amounting to 586 units that cover approximately 9,375 hectares (23,170 acres). Access to the claims is by logging roads that exit from Highway 527.

Geological Setting
The Roy-Can property is underlain by Archean rocks of the southern Wabigoon subprovince that are unconformably overlain by Proterozoic sedimentary rocks of the Sibley Group. The Sibley rocks are intruded by mafic sills of the Proterozoic Nipigon Diabase Sill Complex. No Archean rocks are known to be exposed on the property.

The Roy-Can property is believed to be prospective for one or more world-class styles of mineralization, including iron oxide copper gold ("IOCG") mineralization similar to the Olympic Dam deposit of Australia. The Property has all of the following characteristics:

- Several regional scale faults including those associated with a failed arm of the Midcontinent rift;
- A significant gravity anomaly;
- Regional scale magnetic features;
- Proximity to a regional geological boundary;
- An unconformity between continental sedimentary rocks and underlying Archean sediments and volcanics (basement rocks);
- Proximity to felsic to ultramafic intrusive bodies as exposed in the surrounding basement rocks; and
- Closely associated occurrences of gold, uranium, copper and hematite in nearby basement rocks.

The current work program includes an airborne VTEM and magnetic surveys; and an initial ground gravity survey. These geophysical surveys in conjunction with geological mapping and sampling programs will define drill targets to be tested later in the year.

1.2.8 The Q-9 Property

In Q3 2005, ValGold optioned the Q-9 property, consisting of 18 claims, comprised of 235 units that cover approximately 3,760 hectares (approximately 9,300 acres), located in the Saganagons Lake map Area approximately 120 kilometres west of Thunder Bay, Ontario.

Geological Setting
The Property is situated in the Saganagons Lake portion of the Shebandowan greenstone belt. All rocks in the area are of Archean age and consist of felsic to mafic metavolcanic units that are intruded by granite batholiths and small bodies of diorite, gabbro, peridotite and felsic to mafic porphyries. The strike of the belt is east-northeast and with generally steep to vertical dips.

The belt is well known for hosting several discoveries including the past producing Shebandowan nickel mine, the Moss Lake gold deposit, the Ardeen gold mine, and ValGold's Tower Mountain gold zones.

Property Geology

Although the property has seen only minor exploration work, several gold occurrences have been discovered. Most of these occurrences are associated with quartz-carbonate veins or vein stockworks

often within or along the contacts of felsic porphyry dykes or sills. Minor amounts of sulphide minerals, including, pyrite, chalcopyrite and galena commonly accompany the precious metal mineralization. The Optionors, while staking the Property in December 1988, discovered a quartz vein referred to as the Cunniah Lake high-grade Zone. The vein contained large amounts of visible gold and petzite (Ag_3AuTe_2), and returned assays from select grab samples as high as 54.70 ounces per ton gold and 537.4 ounces per ton silver. A bulk sample from the vein weighing 420 kilograms was removed from a trench located on the zone that returned an average assay of 356.3 g/t gold and 850 g/t silver (10.4 oz/t Au and 24.8 oz/t Ag).

Fieldwork commenced on the property in April 2005. Currently an airborne magnetics and VTEM geophysics survey is underway on the property. Other exploration work planned for the property includes reconnaissance and scale geological mapping and sampling followed by trenching of the best gold occurrences. If warranted, a 1,000m drill program will test the most prospective gold occurrences in late summer of 2005.

Exploration expenditures
To date, $36,114 has been expended on geological and geophysical work on the Q-9 and Roy-Can properties, and $25,847 has been expended on travel and accommodation costs.

1.2.9 New Acquisitions

ValGold has entered into a purchase agreement to acquire 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 upon execution of this agreement by and delivery to the Company of executed documents required to effect the transfer of title to the Company. The agreement is subject to board and regulatory approval.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 ValGold must make cash payments totalling $171,667, including payments on property acquisitions made since July 31, 2004, of which $115,000 has been paid to the date of this report, and ValGold must issue a revised total of 336,667 common shares, of which 320,000 common shares have been issued, to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. Payments do not include the property acquisition entered into subsequent to April 30, 2005, which requires regulatory and/or board approval.

1.2.10 Market Trends

In 2005 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The average gold price in 2004 averaged approximately US$409.72 per ounce and has ranged from US$410 to US$438 per ounce and averaged approximately US$427.12 per ounce in 2005 to June 27, 2005.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at July 31, 2004	As at July 31, 2003	As at July 31, 2002
Current assets	$ 3,810,592	$ 2,110,730	$ 1,958,836
Mineral property interests	2,264,567	496,950	39,061
Other assets	1,405,213	1,362,726	2,218,888
Total assets	7,480,372	3,970,406	4,216,785
Current liabilities	587,290	250,256	46,321
Shareholders' equity	6,893,082	3,720,150	4,170,464
Total shareholders' equity and liabilities	7,480,372	3,970,406	4,216,785
Working capital	$ 3,223,302	$ 1,860,474	$ 1,912,515

	Year ended July 31, 2004	Year ended July 31, 2003	Year ended July 31, 2002
Expenses (Recoveries)			
Amortization	$ 152	$ 384	$ 1,367
Foreign exchange loss (gain)	14,210	37,917	(10,442)
Legal, accounting and audit	121,953	97,729	212,221
Management fees	30,000	61,250	228,150
Office and administration	174,728	106,832	107,508
Salaries and benefits	196,921	218,865	414,242
Shareholder communications	179,284	65,370	207,052
Stock-based compensation	654,396	2,534	—
Travel and conferences	78,538	13,538	14,379
	1,450,182	604,419	1,171,347
Project closure costs (recovery)	—	(6,755)	44,496
Property investigations	142,803	107,578	241,795
Write-down of mineral property interests	290,619	4,890	1,267,927
Loss on disposal of equipment	1,150	—	—
(Gain) loss on sale of marketable securities and investments	(2,494,700)	—	54,950
Write-down of investments	40,464	—	—
Gain on sale of subsidiary	—	—	(100,935)
Interest income	(48,208)	(27,397)	(102,767)
Earnings (loss) for the year	617,690	(682,735)	(2,576,813)
Earnings (loss) per share – basic	$ 0.03	$ (0.05)	$ (0.21)
Earnings (loss) per share – fully diluted	$ 0.03	$ (0.05)	$ (0.21)
Weighted average number of common shares outstanding – basic	17,846,346	13,391,054	12,441,963
Weighted average number of common shares outstanding – fully diluted	19,821,310	13,391,054	12,441,963

1.4 Results of Operations

ValGold had a loss of $1,087,047, or loss per share of $0.05 in fiscal 2005, compared to earnings of $1,435,929, or earnings per share of $0.08 in fiscal 2004.

	Three months ended April 30,		Nine months ended April 30,	
	2005	2004	2005	2004
Expenses				
Amortization	$ 547	$ 80	$ 931	$ 1,302
Foreign exchange	1,000	(5,599)	16,534	7,581
Legal, accounting and audit	6,061	3,151	24,503	70,849
Management fees	7,500	7,500	52,500	22,500
Office and administration	81,977	62,489	143,049	156,968
Property investigations	19,764	63,640	65,338	73,720
Salaries and benefits	64,705	66,260	147,852	152,190
Shareholder communications	52,845	46,141	169,594	140,104
Stock based compensation	158,698	2,571	190,813	387,851
Travel and conferences	10,903	32,422	56,001	34,089
Write-down of mineral property interests	337,965	—	422,304	3
Write-down of investments	—	40,464	—	40,464
Corporate capital tax	—	1,050	—	1,050
Interest and other income	(10,812)	(10,086)	(39,409)	(29,900)
	731,153	310,083	1,250,010	1,058,771
Gain on sale of investments	—	—	—	2,494,700
Earnings (loss) before income taxes	(731,153)	(310,083)	(1,250,010)	1,435,929
Income tax recovery	162,963	—	162,963	—
Loss for the period	$ (568,190)	$ (310,383)	$ (1,087,047)	$ 1,435,929

During fiscal 2005, ValGold was exploring in China so there were foreign exchange risks associated with exploration in foreign jurisdictions, and certain of the Company's expenditures are denominated in United States dollars. As a result, foreign exchange losses increased from $7,581 in fiscal 2004 to $16,534 in fiscal 2005. The United States dollar compared to the Canadian dollar has been volatile. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit expenses decreased from $70,849 in fiscal 2004 to $24,503 in fiscal 2005. Foreign property agreements and foreign legal and accounting costs were incurred in fiscal 2004, with no significant comparative expense in fiscal 2005.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. In the nine months ended April 30, 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment.

Commencing August 2004 management fees of $2,500 per month are now paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid to

April 30, 2005, total $22,500.

Office and administration costs decreased from $156,968 in fiscal 2004 to $143,049 in fiscal 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased from $152,190 in fiscal 2004 to $147,852 in fiscal 2005, a nominal decrease. Salaries and benefits will likely remain at approximately the same level in fiscal 2005 as in fiscal 2004.

In fiscal 2004, there was $387,851 in stock-based compensation included in salaries and benefits compared to $190,813 in fiscal 2005. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options. The rates used for calculation of stock-based compensation are as follows: risk free interest rate –2.2% (2004 2.2% to 2.5%); expected life of option – 3 years (2004 – 3 years); expected volatility – 85% (2004 – 108% to 128%).

Shareholder communications costs have increased from $140,104 in fiscal 2004 to $169,594 in fiscal 2005, primarily due to US$35,000 paid to a consulting firm whose services have since been terminated. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $23,103 in fiscal 2005. In fiscal 2004, we utilized the services of two investor relations' consultants, with fees totalling $63,737. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $34,089 in fiscal 2004 to $56,001 in fiscal 2005. These costs increased primarily due to attendance at a trade show in London, England in September 2004.

Property investigation costs have decreased from $73,720 in fiscal 2004 to $65,338 in fiscal 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

During fiscal 2004, the Company sold 2,000,000 common shares of Northern Orion for a gain on sale of $2,494,700 with no comparative gain in fiscal 2005. Interest income of $29,900 in fiscal 2004 compares to $39,409 in fiscal 2005 due to interest rate increases in fiscal 2005 to date.

The Company has written off its interest in the Horseshoe property, the Bateman Lake property, and its interests in mineral properties in China for a total mineral property write-down of $422,304.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of both property acquisition and exploration costs on a project-by-project basis, and of corporate expenses.

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	General and administrative expenses (Note 1)
Fiscal 2003							
Fourth Quarter	85,368	—	2,845	7,698	2,917	3,618	154,908
Fiscal 2004							
First Quarter	29,557	45,192	4,908	73,144	—	15,950	160,844
Second Quarter	156,235	106,362	21,205	4,297	—	8,949	210,081
Third Quarter	312,469	114,079	342,674	(18,646)	—	28,838	213,494
Fourth Quarter	390,804	32,500	18,193	15,860	639	355,027	211,367
Fiscal 2005							
First Quarter	106,114	158,951	(18,152)	39,902	—	103,414	221,112
Second Quarter	442,229	59,168	(315)	3,104	—	8,787	164,314
Third Quarter	481,411	714	73,676	173	175,821	12,251	225,538

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, stock-based compensation or interest and other miscellaneous income.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	Gain (loss) on investments and interest	Mineral property write-downs (recoveries)	Property investigation costs	Stock-based compensation
Fiscal 2003						
Fourth Quarter	(179,658)	(0.01)	6,160	(6,593)	36,271	1,232
Fiscal 2004						
First Quarter	1,024,395	0.06	1,204,874	3	9,816	—
Second Quarter	711,801	0.03	1,309,639	—	265	386,342
Third Quarter	(310,083)	(0.01)	(30,378)	—	63,640	2,571
Fourth Quarter	(808,423)	(0.04)	18,309	290,616	69,082	265,483
Fiscal 2005						
First Quarter	(297,806)	(0.01)	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	14,922	48,994	8,730	13,935
Third Quarter	(568,190)	(0.03)	10,812	337,965	19,764	158,698

Three Months Ended April 30, 2005 Compared to Three Months Ended April 30, 2004

ValGold was exploring in China so there are foreign exchange risks associated with exploration in foreign jurisdictions. Foreign exchange gains of $5,599 in Q3 2004 compare to a loss of $1,000 in Q3 2005. The United States dollar compared to the Canadian dollar has been volatile. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit expenses increased from $3,151 in Q3 2004 to $6,061 in Q3 2005. This increase is due to billing frequency, as costs to date in fiscal 2005 are lower than costs in fiscal 2004.

Commencing August 2004 management fees of $2,500 per month are now paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. In Q3 2004, the monthly fee was being paid to Lang Mining Corporation for the services of Frank A. Lang as Chairman of the Company. A total of $7,500 was paid in the quarter in each fiscal year.

Office and administration costs increased from $62,489 in Q3 2004 to $81,977 in Q3 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased nominally from $66,260 in Q3 2004 to $64,705 in Q3 2005. In Q3 2005 there is $158,698 in non-cash stock-based compensation compared to $2,571 in Q3 2004. The rates used for calculation of stock-based compensation are as follows: risk free interest rate –2.2% (2004 2.2% to 2.5%); expected life of option – 3 years (2004 – 3 years); expected volatility – 85% (2004 – 108% to 128%). In Q3 2005, 1,000,000 stock options were granted on April 26, 2005, at a price of $0.28, expiring April 26, 2010.

Shareholder communications have increased from $46,141 in Q3 2004 to $52,845 in Q3 2005, primarily due to US$15,000 paid to consultants whose services have since been terminated. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $7,661 in Q3 2005. In Q3 2004, we utilized the services of two investor relations' consultants, with fees totalling $21,808. Shareholder communications also includes all costs associated with timely disclosure of information, including news dissemination services.

Travel and conference expenses have decreased from $32,422 in Q3 2004 to $13,935 in Q3 2005. The Company had a booth at the Prospectors and Developers conference in Toronto in both fiscal years. There were fewer people attending the conference on behalf of the Company in fiscal 2005.

Property investigation costs have decreased from $63,640 in Q3 2004 to $19,764 in Q3 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

Interest income of $10,812 in Q3 2005 compared to $10,086 in Q3 2004. Interest rates were higher in Q3 2005, offset by lower cash balances on hand.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At April 30, 2005, ValGold's working capital, defined as current assets less current liabilities, was $1,518,188, compared with working capital of $3,223,302 at July 31, 2004. This amount does not include the Company's long-term investment in marketable securities, which at April 30, 2005, had a market value of $2,894,291, compared to a book value of $1,402,100.

Investing Activities

As at April 30, 2005, ValGold has capitalized $3,489,511 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China. During the nine months ended April 30, 2005 ("fiscal 2005"), ValGold expended $868,909 on the acquisition and exploration of its mineral property interests compared to $465,799 in the nine months ended April 30, 2004 ("fiscal 2004"). Expenditures in fiscal 2005 included $1,029,754 on the acquisition and exploration of the Tower Mountain property, $218,833 on the acquisition and exploration of the China properties, before write-downs, $124,452 on the acquisition and exploration of the Hunter Mine in Ontario, $55,209 on the Manitoba properties, and expenditures of $43,179 on the acquisition and exploration of the Horseshoe Properties in British Columbia, before its write-down, and $175,821 on the Roy-Can and Q-9 properties in Ontario.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds as an investment, 883,333 shares of Northern Orion, with a market value at April 30, 2005, of $2,641,666. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Mediterranean Minerals Corp. at a total book value of $173,400. The market value of these shares at April 30, 2005, is $279,625.

During the nine months ended April 30, 2005, two non-brokered flow-through private placements for the issuance of 1,350,555 common shares were completed at a price of $0.36 per common share, for proceeds of $486,200.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

	Nine months ended April 30,	
Services provided by:	**2005**	**2004**
Lang Mining Corporation, management fee (a)	$ 30,000	$ 15,000
LMC Management Services Ltd. (b)	268,279	199,294
Glencoe Management Ltd. (c)	22,500	—
Legal fees (d)	19,839	8,916

Balances receivable from (payable to) (e):	**April 30, 2005**	**July 31, 2004**
LMC Management Services Ltd. (b)	$ 132,793	$ 92,994
Total balances receivable	132,793	92,994
Directors' fees & expenses	(3,925)	(2,400)
Glencoe Management Ltd. (c)	(2,675)	—
Legal fees (d)	(6,451)	(3,203)
Total balances payable	$ (13,051)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank A. Lang as Chairman

of the Company. In the nine months ended April 30, 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(c) Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd., for the services of the Chairman.

(d) Legal fees were accrued as owing to a law firm of which a director is an associate counsel, and of which an officer is a partner.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at April 30, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD& A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of June 28, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at June 28, 2005

Authorized Capital

100,000,000 common shares without par value.

Issued and Outstanding Capital

21,143,281 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,460,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 20, 2012
965,000	0.64	November 14, 2013
10,000	0.64	July 30, 2005
100,000	0.64	January 19, 2014
1,000,000	0.36	July 27, 2009
1,000,000	0.28	April 26, 2010
5,255,000		

Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
418,300	0.70	December 18, 2005
2,029,200	0.40	October 8, 2005
2,447,500		

VALGOLD RESOURCES LTD.
FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004
(Unaudited)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
(Unaudited – prepared by management)

	April 30, 2005	July 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 10,777	$ 50,401
Temporary investments	1,395,001	3,488,929
Due from related parties (Note 8)	132,793	92,994
Accounts receivable and prepaids	93,356	178,268
	1,631,927	3,810,592
Investments (Note 5)	1,402,101	1,402,101
Equipment (Note 6)	13,964	3,112
Mineral property interests (see schedules) (Note 4)	3,489,511	2,264,567
	$ 6,537,503	$ 7,480,372
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 100,688	$ 581,687
Due to related parties (Note 8)	13,051	5,603
	113,739	587,290
Shareholders' equity		
Share capital (Note 7)	34,522,711	34,095,795
Contributed surplus	878,026	687,213
Deficit	(28,976,973)	(27,889,926)
	6,423,764	6,893,082
	$ 6,537,503	$ 7,480,372

Subsequent events (Note 11)

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(Unaudited – prepared by management)

	Three months ended April 30, 2005	Three months ended April 30, 2004	Nine months ended April 30, 2005	Nine months ended April 30, 2004
Expenses				
Amortization	$ 547	$ 80	$ 931	$ 1,302
Foreign exchange	1,000	(5,599)	16,534	7,581
Legal, accounting and audit	6,061	3,151	24,503	70,849
Management fees	7,500	7,500	52,500	22,500
Office and administration	81,977	62,489	143,049	156,968
Property investigations	19,764	63,640	65,338	73,720
Salaries and benefits	64,705	66,260	147,852	152,190
Shareholder communications	52,845	46,141	169,594	140,104
Stock based compensation	158,698	2,571	190,813	387,851
Travel and conferences	10,903	32,422	56,001	34,089
Write-down of mineral property interests	337,965	—	422,304	3
Write-down of investments	—	40,464	—	40,464
Corporate capital tax	—	1,050	—	1,050
Interest and other income	(10,812)	(10,086)	(39,409)	(29,900)
	731,153	310,083	1,250,010	1,058,771
Gain on sale of investments	—	—	—	2,494,700
Earnings (loss) before income taxes	(731,153)	(310,083)	(1,250,010)	1,435,929
Income tax recovery (Note 7)	162,963	—	162,963	—
Loss for the period	(568,190)	(310,383)	(1,087,047)	1,435,929
Deficit, beginning of period	(28,408,783)	(26,761,604)	(27,889,926)	(28,507,616)
Deficit, end of period	$(28,976,973)	$(27,071,687)	$(28,976,973)	$(27,071,687)
Earnings (loss) per share, basic	$ (0.03)	$ (0.02)	$ (0.05)	$ 0.08
Earnings (loss) per share, fully diluted	$ (0.03)	$ (0.02)	$ (0.05)	$ 0.08
Weighted average number of common shares outstanding - basic	21,039,259	19,134,691	21,083,480	17,304,884
Weighted average number of common shares outstanding – fully diluted	21,039,259	19,134,691	21,083,480	18,122,463

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

	Three months ended April 30, 2005	Three months ended April 30, 2004	Nine months ended April 30, 2005	Nine months ended April 30, 2004
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ (568,190)	$ (310,083)	$(1,087,047)	$ 1,435,929
Items not involving cash				
Amortization	547	80	931	1,302
Stock-based compensation	158,698	18,121	190,813	404,463
Gain on sale of investment	—	—	—	(2,494,700)
Accrued interest on temporary investments	537	(5,079)	(2,996)	(6,186)
Income tax recovery	(173,184)	—	(173,184)	—
Write down of investment	—	40,464	—	40,464
Write down of mineral property interests	337,965	—	422,304	3
Changes in non-cash working capital				
Restricted cash	—	270,074	—	(531,330)
Accounts receivable and prepaids	11,987	(45,590)	84,912	(114,768)
Due to/from related parties	21,096	51,496	(32,351)	60,111
Accounts payable and accrued liabilities	58,699	64,553	(480,999)	139,230
	(151,845)	84,036	(1,077,617)	(1,065,482)
Investing activities				
Mineral property interests				
Acquisition costs	(131,578)	(45,067)	(57,398)	(87,481)
Exploration and development costs	(531,118)	(649,197)	(1,480,950)	(1,016,449)
Equipment	(9,947)	(3,192)	(11,783)	(3,192)
Sale of portfolio investments	—	—	—	5,103,500
(Purchase) / sale of temporary investments	789,153	(2,481,325)	2,096,924	(2,371,752)
Investment in marketable securities	—	—	—	(2,037,500)
	116,510	(3,178,781)	546,793	(412,874)
Financing activities				
Common shares issued for cash	5,000	232,240	491,200	1,754,063
Increase (decrease) in unrestricted cash and cash equivalents during the period	(30,335)	(2,862,505)	(39,624)	275,707
Unrestricted cash and cash equivalents, beginning of period	41,112	3,433,347	50,401	295,135
Cash, restricted cash, and cash equivalents, end of period	$ 10,777	$ 570,842	$ 10,777	$ 570,842
Supplemental information				
Shares issued for mineral property interests	$ 81,350	$ 85,150	$ 108,900	$ 111,000
Stock based compensation capitalised	—	—	—	30,283

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

1. Basis of presentation:

The accompanying financial statements for the interim periods ended April 30, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2004.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is in the business of exploration and development of mineral properties in Canada and China.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Significant accounting policies:

(a) Stock-based compensation

As of August 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital. No stock compensation expense is recorded for stock options awarded and outstanding prior to August 1, 2003.

Prior to August 1, 2003, the Company accounted for its stock-based compensation using intrinsic values. Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of stock options was recorded as share capital.

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	April 30, 2005 Total Costs	July 31, 2004 Total Costs
Tower Mountain	$ 87,549	$ 2,186,143	$ 2,273,692	$ 1,313,721
Hunter Gold Mine (c)	50,085	486,749	536,834	412,382
China Properties (b)	—	—	—	8,156
Manitoba Nickel	258,862	244,302	503,164	447,955
Horseshoe (a)	—	—	—	82,353
Roy-Can and Q-9 (d,e)	113,860	61,961	175,821	—
	$ 510,356	$ 2,979,155	$ 3,489,511	$ 2,264,567

(a) Horseshoe Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has determined that the property did not meet the Company's requirements, and has written the property off by $125,532 and returned the property to the optionor.

(b) China Properties

Tongchanggou Copper-Gold Mine (the "TCG")
The Company entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which the Company could earn up to a 90% interest in the Tongchanggou copper-gold mine located in the Qinghai Province, China. The Company has determined that the property did not meet the Company's requirements, and as a result, has written the property off by $185,898, and returned the property to the optionors.

Jinzhuang, China
In October 2003, the Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gave the Company the exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 (paid), and $18,000 on commencement of commercial production. Production would be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who was to be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. After a drilling program and metallurgical testing, the Company determined that the results did not meet with the Company's expectations and as a result, at July 31, 2004, the Company wrote down the carrying value of the property by $289,977. During the nine months ended April 30, 2005, $41,091 in exploration costs was incurred on the Jinzhuang tailings project and has been written off.

4. Mineral property interests (continued):

(c) Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($10,000 paid) and issue 325,000 common shares (110,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

(d) Roy-Can Property, Ontario

During fiscal 2005, the Company entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company is to make payments to the optionor of $220,000 ($20,000 paid) and issue 200,000 common shares (60,000 issued) over four years, and expend $2,500,000 on exploration prior to December 31, 2008. Upon vesting of the 60% initial interest the Company and the optionor shall enter into a 60:40 joint venture for further exploration and development of the property. Alternatively, the Company may acquire an additional 30% interest in the property to a total of 90% by completing a feasibility study for the property by December 31, 2010. Upon delivery of a feasibility study, the joint venture interest for the property would be adjusted to 90:10. If the optionor elects not to participate in a post-feasibility study joint venture, its interest would be converted into a 2% Net Smelter Royalty ("NSR") that may be reduced to a 1% NSR by payment to the optionor of $1,000,000 prior to the commencement of commercial production.

(e) Q-9 Property, Ontario

In fiscal 2005, the Company entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 ($15,000 paid) and issuing 200,000 common shares (60,000 issued) to the optionor over four years. In addition, the Company must incur exploration expenses of $500,000 prior to December 31, 2008. Upon the vesting of the 60% interest as set out above, the Company and the optionor shall enter into a 60:40 joint venture for the further exploration and development of the property. The Company may acquire an additional 30% for a total of 90% interest in the property by agreeing to complete a feasibility study by December 31, 2010. If the optionor elects not to participate in a post-feasibility study joint venture, its interests shall be converted into a 2% NSR that may be reduced to a 1% royalty by a payment of $2,000,000 to the optionor prior to the commencement of commercial production.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

5. Investments:

	Number of Shares	Net Book Value April 30, 2005	Market Value April 30, 2005
Emgold Mining Corporation (Note 8(f))	400,000	$ 40,000	$ 172,000
Sultan Minerals Inc. (Note 8(f))	665,000	99,750	69,825
Cream Minerals Ltd. (Note 8(f))	135,000	25,650	37,800
Mediterranean Minerals Corp.	50,000	8,000	—
LMC Management Services Ltd. (Notes 8(b) and (f))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,641,666
		$ 1,402,101	$ 2,894,292

6. Equipment:

	Cost	Accumulated Depreciation	Net Book Value April 30, 2005	Net Book Value July 31, 2004
Office equipment	$ 3,192	$ 678	$ 2,514	$ 3,112
Computer equipment	$ 1,836	$ 275	$ 1,561	$ —
Field equipment	$ 9,946	$ 57	$ 9,889	$ —
Total	$ 14,974	$ 1,010	$ 13,964	$ 3,112

The cost of equipment at July 31, 2004, was $3,192.

7. Share capital:

Authorized

100,000,000 common shares without par value

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

7. Share capital (continued):

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2002	12,540,607	$31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	261,667	116,500
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised for cash	20,000	5,000
Warrants exercised for cash	931,857	262,002
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, July 31, 2004	19,452,726	34,095,795
Shares issued for mineral property interests	320,000	108,900
Private placement – flow-through, less share issue costs	1,020,555	367,400
Private placement – flow-through, less share issue costs	330,000	118,800
Stock options exercised for cash	20,000	5,000
Income tax on flow-through renunciation	—	(173,184)
Balance, April 30, 2005	21,143,281	$34,522,711

Flow-through shares

In October and November 2004, the Company issued 1,350,555 flow-through shares ("FTS") for gross proceeds of $486,200. Under the FTS agreements, the Company agreed to renounce $486,200 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During fiscal 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $173,184. Consequently, the Company has recognized a reduction in share capital and an increase in deferred income taxes of $173,184.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

7. Share capital (continued):

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 6,685,750 stock options. In addition, options may be issued in exchange for goods or services.

A summary of the changes in stock options for the period ended April 30, 2005, is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2002	1,925,000	$0.43
Granted	660,000	$0.25
Cancelled	(285,000)	$0.43
Balance, July 31, 2003	2,300,000	$0.38
Granted	2,100,000	$0.51
Exercised	(20,000)	$0.25
Cancelled	(20,000)	$0.43
Balance, July 31, 2004	4,360,000	$0.44
Granted	1,000,000	$0.28
Exercised	(20,000)	$0.25
Cancelled	(85,000)	$0.43
Balance, April 30, 2005	5,255,000	$0.41
Vested at April 30, 2005	5,223,750	$0.41

The following table summarizes information about the stock options exercisable at April 30, 2005:

Exercise Price	Number Exercisable at April 30, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,560,000	6.0 years	$0.43
$0.25	640,000	7.7 years	$0.25
$0.64	1,075,000	8.7 years	$0.64
$0.36	968,750	4.2 years	$0.36
$0.28	1,000,000	5.0 years	$0.28
	5,223,750		$0.41

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

7. **Share capital (continued):**

Stock options (continued)

For the nine months ended April 30, 2005, $nil was capitalised to mineral property interests as stock option compensation. However, stock options valued at $190,813 (2004 - $404,463) are included in expenses.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Nine months ended April 30,	
	2004	**2004**
Risk free interest rate	2.2%-2.5%	2.2%-2.5%
Expected life (years)	3	3
Expected volatility	85%	108%-128%
Weighted average fair value per option grant	$0.28	$0.34

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Warrants

As at April 30, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,029,200	$0.40	October 8, 2005
418,300	$0.70	December 18, 2005
2,447,500		

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

8. Related party transactions and balances:

Services provided by:	Nine months ended April 30, 2005	2004
Lang Mining Corporation, management fee (a)	$ 30,000	$ 15,000
LMC Management Services Ltd. (b)	268,279	199,294
Glencoe Management Ltd. (c)	22,500	—
Legal fees (d)	19,839	8,916

Balances receivable from (payable to) (e):	April 30, 2005	July 31, 2004
LMC Management Services Ltd. (b)	$ 132,793	$ 92,994
Total balances receivable	132,793	92,994
Directors' fees & expenses	(3,925)	(2,400)
Glencoe Management Ltd. (c)	(2,675)	—
Legal fees (d)	(6,451)	(3,203)
Total balances payable	$ (13,051)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. In the nine months ended April 30, 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 5).

(c) Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd., for the services of the Chairman.

(d) Legal fees were accrued as owing to a law firm of which a director is an associate counsel, and of which an officer is a partner.

(e) Balances receivable from related parties are non-interest bearing and due on demand (See Note 8(a)).

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Nine months ended April 30, 2005 and 2004
(Unaudited – prepared by management)

9. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and China. All of the investment income is earned in Canada.

Segment assets by geographical location are as follows:

April 30, 2005	Canada	China	Total
Mineral property interests	$ 3,489,511	$ —	$ 3,489,511
Equipment	$ 13,964	$ —	$ 13,964

July 31, 2004	Canada	China	Total
Mineral property interests	$ 2,256,411	$ 8,156	$ 2,264,567
Equipment	$ 3,112	$ —	$ 3,112

10. Comparative figures:

Where necessary, comparative figures have been restated to conform to the current period's presentation.

11. Subsequent events:

Subsequent to April 30, 2005, the Company:

(a) Entered into a purchase agreement to acquire 100% right, title and interest in an 80-acre patented mineral claim near Conmee Township, Ontario by making a payment of US$40,000 in cash and issuing 60,000 common shares of the Company. The agreement is subject to regulatory approval.

(b) Entered into a purchase agreement to acquire 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 upon execution of this agreement by and delivery to the Company of executed documents required to effect the transfer of title to the Company. The agreement is subject to board and regulatory approval.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
For the nine months ended April 30, 2005

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Total Mineral Property Interests April 30, 2005
Acquisition costs							
Balance, beginning of period	$ 133,364	$ 22,650	$ —	$ 168,022	$ 20,022	$ —	$ 344,058
Incurred (recovered) during the period	5,060	27,435	7,946	90,840	20,528	113,860	265,669
Write-down during the period	(50,875)	—	(7,946)	—	(40,550)	—	(99,371)
Balance, end of period	87,549	50,085	—	258,862	—	113,860	510,356
Exploration and development costs							
Incurred during the period							
Assays and analysis	75,358	14,309	8,968	—	1,090	—	99,725
Drilling	593,759	55,656	82,652	—	—	—	732,067
Geological and geophysical	296,132	22,071	88,478	2,942	14,341	36,114	460,078
Site activities	12,448	1,494	1,508	1,354	505	—	17,309
Travel and accommodation	46,997	3,487	29,281	342	6,715	25,847	112,669
Government assistance	—	—	—	(40,269)	—	—	(40,269)
	1,024,694	97,017	210,887	(35,631)	22,651	61,961	1,381,579
Balance, beginning of period	1,180,357	389,732	8,156	279,933	62,331	—	1,920,509
Write-down of mineral property interests	(18,908)	—	(219,043)	—	(84,982)	—	(322,933)
Balance, end of period	2,186,143	486,749	—	244,302	—	61,961	2,979,155
Total Mineral Property Interests	$ 2,273,692	$ 536,834	$ —	$ 503,164	$ —	$ 175,821	$ 3,489,511

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2004

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2004
Acquisition costs						
Balance, beginning of year	$ 74,645	$ —	$ —	$ 46,001	$ —	$ 120,646
Incurred during the year	58,722	22,650	15,849	122,021	20,022	239,264
	133,367	22,650	15,849	168,022	20,022	359,910
Write-down of mineral property interests	(3)	—	(15,849)	—	—	(15,852)
Balance, end of year	133,364	22,650	—	168,022	20,022	344,058
Exploration and development costs						
Incurred during the year						
Assays and analysis	54,793	3,220	42,336	3,750	1,308	105,407
Drilling	545,217	312,171	22,434	129,982	—	1,009,804
Geological and geophysical	187,305	59,698	122,942	71,563	32,958	474,466
Site activities	8,860	1,292	5,658	1,391	436	17,637
Travel and accommodation	29,574	9,733	88,914	58,273	19,931	206,425
Trenching	5,233	—	—	—	—	5,233
	830,982	386,114	282,284	264,959	54,633	1,818,972
Balance, beginning of year	350,014	3,618	—	14,974	7,698	376,304
Write-down of mineral property interests	(639)	—	(274,128)	—	—	(274,767)
Balance, end of year	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Total Mineral Property Interests	$ 1,313,721	$ 412,382	$ 8,156	$ 447,955	$ 82,353	$ 2,264,567

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 29, 2005

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer